

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 30, 2009

Mr. Gifford A. Dieterle
Chief Executive Officer
Capital Gold Corporation
76 Beaver Street, 14th floor
New York, NY 10005

> **Re:** **Capital Gold Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2008**
> **Filed October 29, 2008**
> **Schedule 14A Filed December 8, 2008**
> **Form 10-Q for Fiscal Quarter Ended October 31, 2008**
> **Filed December 10, 2008**
> **Response Letter Dated January 13, 2009**
> **Response Letter Dated January 15, 2009**
> **File No. 000-13078**

Dear Mr. Dieterle:

　　We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1.　　We note your response to our prior comment number seven and continue to believe that each financial statement period reported needs to have complete corresponding footnote disclosure to satisfy the information required to be disclosed by generally accepted accounting principles. To the extent your footnotes omit those disclosures, which constitute an integral part of the financial statements, it is unclear how you can conclude that the information is a fair presentation in accordance with GAAP. Accordingly, please expand your footnote disclosure to include all requirements under generally accepted accounting principles for each financial statement period that you elect to present. Refer to AU Section 431.03, as adopted by PCAOB Rule 3200T. Also refer to paragraph 16 of FAS 13, paragraph 45 of FAS 109, paragraphs 30 and 31 of FAS 52, paragraph 40 of FAS 128, paragraph A240c of FAS 123R, paragraph 45c of FAS 123, paragraph 5a of APB 12 and other standard which requires certain specific disclosures for "each year for which an income statement is provided".

Statement of Operations, Page F-3

2.   We note your response to our prior comment number nine and are not in a position to agree with your conclusion. Absent any other specific accounting guidance, we believe that SAB Topic 14F applies to all share-based payments within the scope of FAS 123(R), irrespective of whether the share-based payments are to employees or non-employees. As previously requested, please classify your expense related to non-employee share-based payment arrangements in the same line or lines as cash payments made for the same purposes. Please modify your presentation within your statement of operations to apply the guidance of SAB Topic 14F to your equity based compensation.

Statement of Cash Flows, page F-6

3.   We note in your response to our prior comment ten you state that the purpose of your separate presentation of the non-cash change in fair value versus the actual cash settlement paid. However, neither your line item captioning nor supplemental footnote disclosure enable the reader to obtain this understanding. If you wish to present these amounts separately, please modify your line item caption or other financial statement disclosure to clarify the difference between the two amounts. Alternatively, please present these amounts net and separately disclose the cash amount paid.

Please also ensure that all comparative periods are presented consistently. For example, it appears that in FY 2008 you present your cash settlement of $1,166,000 gross from your non-cash change in fair value of $1,356,000, while in FY 2007 you present your cash settlement of $460,000 net with your non-cash change in fair value of $1,226,000. Please tell us how you intend to present these amounts in your amended filing.

Notes to Consolidated Financial Statements, page F-8

4.   In regards to our prior comment number 12, please expand your proposed
        disclosure to include the disclosures pursuant to paragraphs 10 thru 15 of FAS
        107 as they relate to your long-term debt, or tell us why you believe this
        disclosure is not necessary. In your response to this comment, please provide us
        with a sample of your proposed expanded disclosure.

Note 2 – Summary of Significant Accounting Policies

Ore on Leach Pads and Inventories, page F-9

5.   We note your proposed disclosure in your response to our prior comment number
        13. Please expand your proposed disclosure to indicate whether your inventory is
        reported at the lower of cost or market. Refer to ARB 43, Chapter 4, Statement 5,
        paragraph 8.

6.   In regards to our prior comment number 15, please confirm to us that all of the
        ore included in your inventory of ore on leach pads at July 31, 2007 was placed
        on the leach pad as of July 31, 2007, and such inventory amount does not include
        ore placed, or expected to be placed, on the leach pad after July 31, 2007.

Revenue Recognition, page F-12

7.   We have reviewed your response to our prior comment number 17 which
        indicates that your "sales of doré bars are recorded at estimated values, and are
        further adjusted based upon final quality assessment or assay." Please expand
        your disclosure to explain how you account for the provisionally-priced
        component of your metal sales contracts. Please refer to Item VII of the
        September 25, 2002, SEC Regulations Committee Meeting highlights, which can
        be located at:

           http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

        In your response to this comment, please provide us with a sample of your
        proposed expanded disclosure.

8.   To the extent you net by-product sales against "costs applicable to sales", please
        disclose the amount of by-product sales for each period "costs applicable to sales"
        is presented.

Equity Based Compensation, page F-13

9.   We note your response to our prior comment number 19 and are unable to agree
        with your conclusion. As noted in our comment number one above, because you
        present an income statement for the fiscal year ended July 31, 2006, and because
        the disclosure requirements of paragraph 45c of FAS 123 require presentation
        "for all periods presented", we believe you should expand your disclosure in your
        amended filing for the periods presented prior to your adoption of FAS 123R to
        include the requirements of paragraph 45 of FAS 123. In your response to this
        comment, please provide us with a sample of your proposed expanded disclosure.

Note 8 – Property and Equipment, page F-20

10.   In regards to your response to our prior comment number 21, your proposed
        change in title of the separate asset component for "asset retirement obligation" to
        "asset retirement cost" does not satisfy our original comment. Continuing to
        present a separate asset component incurred in the initial recognition of your asset
        retirement obligation liability, does not appear to comply with paragraph 11 of
        FAS 143. Paragraph 11 requires that an entity recognize the asset retirement
        obligation liability by "increasing the carrying amount of the related long-lived
        asset by the same amount as the liability." This approach would result in an
        increased carrying value of the asset for which the retirement obligation exists.
        Paragraph 11 does not allow for the creation of a separately-identifiable asset: an
        "asset retirement cost" asset, as you contemplate in your response. Please modify
        your presentation in accordance with paragraph 11 of FAS 143, and provide us
        with a sample of your proposed modified disclosure.

Warrants and Options, page F-25

11.   In your expanded disclosure proposed in response to our prior comment number
        25, we note that the grant date fair value of the options or warrants issued equals
        the exercise price. For example, in relation to your November 30, 2006 grant of
        300,000 options to independent directors, you disclose the options have a term of
        two years, the exercise price is $0.33 and the grant date fair value was $0.33 per
        option. In relation to your December 20, 2007 grant of 3,150,000 options, you
        disclose the fair value of the options totaled $1,060,000 – which implies a grant
        date fair value of approximately $0.34 per option – but you disclose that both the
        grant date fair value and the exercise price of each option was $0.63. For each
        option or warrant issuance that you have identified, please tell us what
        methodology you utilized to determine the FV of the options or warrants granted.
        If a model was used to determine the fair value, please identify the model and the
        significant inputs to that model.

Definitive Proxy Statement on Schedule 14A filed December 8, 2008

Executive Compensation

Objectives and Philosophy of Executive Compensation, page 15, and Elements of Compensation, page 16

12.   We note your proposed response number 30. We assume that the term "the Compensation Consultant" in the third sentence of the first proposed paragraph should actually be "the Compensation Committee." Please advise or revise.

Employment and Engagement Agreements, page 17

13.   We note your response number 34. Please provide a brief, understandable summary of that information in your Form 10-K.

14.   We note your response number 35. Please provide us with your proposed revised disclosure once the Board has approved the amended employment agreements.

Compensation of Directors, page 20

15.   We note your response number 36. The meaning of the second sentence in the first paragraph is not clear. Please advise.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact James Giugliano at (202) 551-3319 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director